================================================================================


                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                          May                          2006
                         ---------------------------------------     -----------
Commission File Number                 001-32748
                         ---------------------------------------

                            CORRIENTE RESOURCES INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

    520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F                       Form 40-F         X
                     ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                             No          X
               ------------------             ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


===============================================================================

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
--------
   1. News release, dated February 14, 2006, related to its application to list its shares on AMEX.
   2. News release, dated March 15, 2006, related to its awarding of engineering and procurement work to SNC-Lavalin.
   3. News release, dated March 22, 2006, related to its energy supply agreement at Mirador.
   4.   Certificate of Annual Filings (CFO), dated March 31, 2006.
   5.   Certification of Annual Filings (CEO), dated March 31, 2006.
   6. News release, dated April 5, 2006, related to its commencement of trading on AMEX.
   7. Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 (Amended).
   8.   Notice of annual general meeting, dated April 6, 2006.
   9.   Information circular, dated April 6, 2006
   10.  Form of proxy.
   11. Shareholder Request for Annual Financial Statements and MD&A And/Or Interim Financial Statements and MD&A.
   12. News release, dated May 4, 2006, related to the approval of the environmental impact assessment for the Mirador project.

                                                                      DOCUMENT 1

                                         Disclosure statements as required
                                         by National Instrument 43-101 are
                                         available at our website
                                         www.corriente.com

[CORRIENTE RESOURCES INC. GRAPHIC OMITTED]


                                 "NEWS RELEASE"

For Immediate Release                                     February 14, 2006
---------------------
Trading Symbol:   CTQ-TSX


           CORRIENTE RESOURCES INC. APPLIES TO LIST ITS COMMON SHARES
                         ON THE AMERICAN STOCK EXCHANGE

Corriente announces that it has filed an application to list its common shares on the American Stock Exchange in the United States. The company also announces that it has filed a Registration Statement on Form 40-F with the United States Securities and Exchange Commission, as required to facilitate this application. The company has been advised that the application review process can take up to approximately 4 weeks.

Corriente's Senior Vice-President, Dan Carriere commented, "We are committed to expanding awareness of our company within the global investment community over the coming years as we continue to develop our copper operations in the Corriente Copper Belt. We view a listing of our common shares on the American Stock Exchange as an important step towards achieving this goal."

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Beyond the Mirador project, Corriente has a unique pipeline of copper resource development projects which could keep production rates in the Corriente Copper Belt district growing for over a decade. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

 "Ken Shannon"

Kenneth R. Shannon, P. Geo.
Chairman and Chief Executive Officer

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

        For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com .



             520 - 800 West Pender Street, Vancouver, B.C. V6E 2V6
          T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

                                                                      DOCUMENT 2

                                            -----------------------------------
[CORRIENTE RESOURCES INC.                  | Disclosure statements as required |
GRAPHIC OMITTED]                           | by National Instrument 43-101 are |
                                           | available at our website          |
                                           | www.corriente.com                 |
                                            -----------------------------------

                                 "NEWS RELEASE"
For Immediate Release                                         March 15, 2006
---------------------
Trading Symbol:   CTQ-TSX

              CORRIENTE AWARDS ENGINEERING AND PROCUREMENT WORK TO
                       SNC-LAVALIN FOR MIRADOR COPPER MINE

Corriente Resources Inc. is pleased to announce that its wholly owned subsidiary, EcuaCorriente S.A. has signed a Letter of Award with SNC-Lavalin Chile S.A., a member of the SNC-Lavalin Group of Companies of Canada, for full Engineering and Procurement Services for the start-up and expansion of the Mirador copper-gold mine in southeast Ecuador.

Corriente's President Tom Milner commented, "A challenge facing the mining industry globally is the shortage of engineering services available to do detailed engineering and construction of new operations to meet the growing demand for metals. We are pleased to secure the services of SNC-Lavalin Chile's experienced engineering group, who have extensive mine design and construction experience in South America. This is an important step towards our start-up of operations at Mirador. Corriente's copper resources and team of experienced senior mine operating personnel, forms the foundation for Corriente to build a strong mid-tier copper producer with a significant growth potential."

On November 17, 2005, Corriente announced the results of optimization study work done by Mine Development Associates of Reno, NV (MDA), which established a mine life of 38 years for the 25,000 tonnes per day starter project.

Using the optimization study results, Management established the viability of expanding the starter project to 50,000 tpd with construction of the expansion underway in year 5 of operations, and reported in the company's November 17, 2005 news release that the overall Mirador mine plan was projected to generate a 24% pre-tax IRR and a NPV of $US 349 Million at an 8% discount rate using a long-term copper price of $US 1.10/lb.

Engineering and pre-construction work remains on schedule at Mirador, with approval of the company's Environmental Impact Assessment expected in the second quarter of 2006.

Mirador is one of the few new, sizeable copper projects available for near-term production. Beyond the Mirador project, Corriente has a unique pipeline of copper resource development projects which will support increased copper production in the Corriente Copper Belt District. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Corriente has recently discovered a fourth deposit in the district, Mirador Norte (3 kms from Mirador), where resource delineation drilling is currently ongoing. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

SNC-Lavalin (TSX: SNC) is one of the leading groups of engineering and construction companies in the world, a global leader in the ownership of infrastructure, and in operations and maintenance services. The SNC-Lavalin companies have offices across Canada and in 30 other countries around the world and are currently working in some 100 countries. www.snclavalin.com

"Tom Milner"
Thomas E. Milner, P. Eng.
President

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

 For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com.


              520 - 800 West Pender Street, Vancouver, B.C. V6E 2V6
          T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

                                                                      DOCUMENT 3

                                              Disclosure statements as required
                                              by National Instrument 43-101 are
                                              available at our website
                                              www.corriente.com

[CORRIENTE RESOURCES INC. GRAPHIC OMITTED]


                                 "NEWS RELEASE"

For Immediate Release                                          March 22, 2006
---------------------
Trading Symbol: CTQ-TSX



          Terms Agreed For Energy Supply Agreement at Mirador, Ecuador

          o   Corriente Copper Belt has access to low cost green energy

Corriente Resources has signed a Letter of Intent (LOI) with Hidroabanico S.A. to supply the 28.5 MW power needs of proposed mining operations at the Mirador copper-gold project. The terms outlined in the LOI propose a 10 year Power Purchase Agreement (PPA) with a proposed rate of $0.05/kWh. The Hidroabanico facility has already been completed to a 15 MW stage and an expansion is under way to the final size of 37.5 MW, with completion slated for December 2006. The Hidroabanico facility is a run-of-river design and provides "green" energy that qualifies for the carbon credit program. The energy will be delivered through a dedicated line to the mine, which will cost in the order of $US10 Million to construct and will be included in the capital cost estimate for Mirador. As part of the LOI, Hidroabanico will have the first right of opportunity to provide energy needs for the planned 25,000 tpd to 50,000 tpd expansion at Mirador. A due diligence review is presently underway at the site, which will be followed by final negotiation of the PPA.

Since 1999, Ecuador has had a competitive wholesale electrical market operated by Centro Nacional de Control de Energia (CENACE). The country's energy needs are currently supplied by a combination of hydro and thermal suppliers, but most new energy sources in Ecuador are hydro (such as the 230 MW San Francisco Project currently under construction south of Quito). As part of the government plan to grow energy supplies in Ecuador, a total of 146 new hydro projects over 1 MW have been identified which will provide potential new capacity of over 20,000 MW to the Ecuador energy market.

As the agreement with Hidroabanico will meet the energy needs at Mirador, Corriente is planning no further development work at the Sabanilla run-of-river project. Options for moving the Sabanilla project forward with local operators as a spot power producer are under review.

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Beyond the Mirador project, Corriente has a unique pipeline of copper resource development projects which could keep production rates in the Corriente Copper Belt district growing for over a decade. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.


             520 - 800 West Pender Street, Vancouver, B.C. V6E 2V6
          T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

[CORRIENTE RESOURCES INC. GRAPHIC OMITTED]


"Ken Shannon"
Kenneth R. Shannon, P. Geo.
Chairman and Chief Executive Officer

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

 For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com .





             520 - 800 West Pender Street, Vancouver, B.C. V6E 2V6
          T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

                                                                      DOCUMENT 4

                     CERTIFICATION OF FINANCIAL INFORMATION
                                       FOR
                            CORRIENTE RESOURCES INC.



I, Darryl F. Jones, Chief Financial Officer of Corriente Resources Inc., hereby certify and confirm that:

    o I have reviewed the company's Annual Report, which includes the company's audited Consolidated Financial Statements and Management's Discussion and Analysis, for the year ended December 31, 2005;

    o based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;

    o based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in the report;

    o I have disclosed to the issuer's auditors and to the audit committee of the board of directors (or persons fulfilling the equivalent function):

        o all significant deficiencies in the design or operation of internal controls (a pre-existing term relating to internal controls regarding financial reporting) which could adversely affect the company's ability to record, process, summarize and report financial data and have identified for the company's auditors any material weaknesses in internal controls; and

        o any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal controls.



Signed, this 31st day of March, 2006

/s/ Darryl F. Jones
---------------------------
Darryl F. Jones
Chief Financial Officer

                                                                      DOCUMENT 5

                     CERTIFICATION OF FINANCIAL INFORMATION
                                      FOR
                            CORRIENTE RESOURCES INC.



I, Ken Shannon, CEO and Chairman of Corriente Resources Inc., hereby certify and confirm that:

     o I have reviewed the company's Annual Report, which includes the company's audited Consolidated Financial Statements and Management's Discussion and Analysis, for the year ended December 31, 2005;

     o based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;

     o based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in the report;

     o I have disclosed to the issuer's auditors and to the audit committee of the board of directors (or persons fulfilling the equivalent function):

          o all significant deficiencies in the design or operation of internal controls (a pre-existing term relating to internal controls regarding financial reporting) which could adversely affect the company's ability to record, process, summarize and report financial data and have identified for the company's auditors any material weaknesses in internal controls; and

          o any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal controls.


Signed, this 31st day of March, 2006.


/s/ Kenneth R. Shannon
---------------------------
Kenneth R. Shannon
CEO and Chairman

                                                                      DOCUMENT 6

                                         Disclosure statements as required
                                         by National Instrument 43-101 are
                                         available at our website
                                         www.corriente.com

[CORRIENTE RESOURCES INC. GRAPHIC OMITTED]



                                 "NEWS RELEASE"

For Immediate Release                                           April 5, 2006
---------------------

CTQ -TSX



            CORRIENTE RESOURCES INC. SHARES TO BEGIN TRADING ON AMEX

               UNDER THE SYMBOL "ETQ" ON THURSDAY, APRIL 6, 2006

Corriente is pleased to announce that its common shares will begin trading on the American Stock Exchange on Thursday, April 6, 2006.

Dan Carriere, Corriente's Senior Vice President commented, "Our listing on the American Stock Exchange will provide U.S. investors with much more direct access to our copper growth story. As well, this listing will allow us to expand our shareholder base in the largest capital market in the world. We also believe that this listing will prove to be very positive for the company and the American Stock Exchange, and we are very pleased to have been accepted by such a respected exchange."

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Beyond the Mirador project, Corriente has a unique pipeline of copper resource development projects which could keep production rates in the Corriente Copper Belt district growing for over a decade. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Dan Carriere"

Daniel A. Carriere
Senior Vice-President

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

 For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com .



             520 - 800 West Pender Street, Vancouver, B.C. V6C 2V6
          T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

                                                                      DOCUMENT 7

                       MANAGEMENT'S DISCUSSION & ANALYSIS
             (Expressed in Canadian dollars unless otherwise noted)

                                                                  March 24, 2006

Management's Discussion and Analysis supplements, but does not form part of, the audited consolidated financial statements of the company and the notes thereto for the fiscal year ended December 31, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente Resources Inc. should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2005 and 2004 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Additional information regarding the company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management's Discussion and Analysis (MD&A) and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Corporate Governance

Management of the company is responsible for the preparation and presentation of the annual consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management's responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company's Management is accountable to the Board of Directors (Directors), each member of which is elected annually by the shareholders of the company. The Directors are responsible for reviewing and approving the annual audited consolidated financial statements and the MD&A. Responsibility for the review and approval of the company's quarterly unaudited interim consolidated financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of Management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the consolidated financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

The disclosure of Corriente's corporate governance policies is contained in the company's Information Circular prepared for the May 2006 Annual General Meeting and which is available for review at www.sedar.com. The disclosure statement has been prepared by the company's Corporate Governance Committee and approved by the Board of Directors.

DISCLOSURE CONTROLS

Corriente has daily, weekly, monthly and annual processes that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente has created a Corporate Disclosure Committee, comprised of the Chief Executive Officer, Senior Vice-President, and Chief Financial Officer. This Committee supplements these periodic processes.

Disclosure Controls and Procedures have been developed to ensure that material information relating to Corriente and its subsidiaries is made known to us by others within those entities, particularly within a period in which a disclosure report is being prepared. These involve:

    o identification of all continuous disclosure requirements under securities laws, rules and policies applicable to Corriente.

    o identification of the individuals responsible for preparing reportable information and individuals, whether internal or external, responsible for reviewing reports or portions of reports to verify disclosure made with respect to their areas of responsibility or expertise.

    o establishment of timetables for the preparation and adequate review of reportable information.

    o procedures for obtaining "sign-off" on disclosure of reportable information and receipt of written consents from all experts whose reports are included or referred to in any disclosure.

    o procedures for the identification and timely reporting to the Committee of information which may constitute material information or which may constitute a material change to previously disclosed material information, including the identification of individuals who are likely to learn first about events outside the control of Corriente that may give rise to material information.

    o procedures for the identification and reporting to the Audit Committee of the Board of Directors of any fraud, whether or not material, that involves management or other employees who have a significant role in Corriente's internal controls.

    o ensuring the procedures are followed with respect to the release of each disclosure made in writing and for the review of any disclosure made orally.

    o   ongoing evaluation of Corriente's disclosure controls and procedures.

Corriente and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of Corriente's staff, suppliers, regulators and the like on an ongoing and detailed basis. This allows one or more of senior management to be in a position where they are more likely to be aware (than not) of material events or information. While senior management may not be aware of all things at all times, it believes that the probability of a material event or material information being missed or not disclosed on a timely basis is very small.

As new Canadian accounting standards are released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of the external auditor. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

Through implementation of the above, senior management believes that the company's disclosure controls are sufficient while being practical for a company of its size.

General

Corriente is a Canadian-based junior resource exploration company engaged in the exploration and development of copper-gold resource properties located primarily in the Corriente Copper Belt in Ecuador. Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in certain of BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper
Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these concessions are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador, Panantza and San Carlos resource properties upon the payment of US$2 million for each option exercised to BHP Billiton.

As a result, Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The Belt extends over a 20 x 80 kilometre area in southeast Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

Mirador Project

Feasibility Study
On April 14, 2005, the company announced the completion of its feasibility study at the Mirador project which confirmed the economics of a 25,000 tonne/day open pit milling operation. The prime consultant for the study is AMEC Americas Limited, who completed the resource estimation, the metallurgical studies and the mine model. The tailings facility was designed by Knight Piesold Ltd. and Merit Consultants International Inc. prepared the final capital cost. The Indicated Mineral Resources internal to the pit were estimated to be 111 Million tonnes at an average grade of 0.67% copper and 0.22 g/t gold (with an average cut-off of 0.4% Cu). The feasibility study highlights were:

    o The project was forecast to annually produce approximately 128 Million pounds of copper, 32,000 ounces of gold and 395,000 ounces of silver during the first five years of production
    o   The mine model indicated a 12 year mine life
    o At a long term copper price of US$1.00/lb, the study indicated a Pre-Tax Internal Rate of Return for the project of 15.5% and a Net Present Value of US$78 Million at an 8% discount rate
    o   The capital cost for the project was estimated to be US$204 Million

The initial 25,000 tonnes/day development phase for the Mirador project is able to support the infrastructure requirements of a large copper operation and includes allowances for expansion in the future. For example, the tailings site has up to three times the required storage capacity, meaning the operation can expand significantly in size without needing to locate new tailings facilities. The feasibility study was made available in final report form on May 13, 2005 and is posted on www.sedar.com, as well as www.corriente.com.

Assumptions for the financial conclusions of the feasibility study included: pricing of US$1.00/lb for copper, US$400/oz for gold, US$6.50/oz for silver, and a discount rate of 8%. The estimated Indicated Mineral Resources included in the mine plan total approximately 111 Million tonnes grading 0.67% Cu and 0.22 g/t Au (with an average cut-off of 0.4% Cu). Approximately 91 Million tonnes of waste rock will be removed over the mine life, resulting in an average strip ratio of about 0.8:1. The mine plan was based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes/day (9.125 Million tonnes/a). All facilities were designed for this throughput and operate on a continuous basis, 24 hours/day, 365 days/annum, subject to maintenance downtime. Average production was estimated to be about 174,000 t/annum of copper concentrate over the mine life of 12 plus years.

Optimization Study

In November 2005, Corriente announced the results of an ongoing optimization study completed by Mine Development Associates (MDA) of Reno, Nevada for the starter project at the Mirador copper-gold deposit in Ecuador. This study built on the 25,000 tonnes per day base case feasibility study which was released in April 2005. The main change in the new work was the incorporation of the results of 52 new drill holes which were completed during the summer of 2005 and led to the calculation of a new resource model. The optimization work was based on a Lerchs-Grossmann pit optimization completed by MDA and included a measured and indicated resource of 346,968,000 tonnes at an average grade of 0.62% copper,
0.2 g/t gold and 1.6 g/t silver (with an average cut-off grade of 0.37% Cu). For the purposes of the optimization study, all of the elements of the feasibility study completed in April 2005 were retained (except for reduced pre-stripping associated with the new pit optimizations). Approximately 491 Million tonnes
(Mt) of waste rock will be removed over the mine life, resulting in an average strip ratio of about 1.4:1. The initial starter pit will have a 0.53:1 strip ratio containing 101.5 Mt of ore at 0.67% Cu, 0.21 g/t gold and 1.8 g/t silver. The mine plan was based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes/day (9,125 Mt/a).

Optimization Study Highlights
-----------------------------

    o The project is forecast to annually produce approximately 131 Million pounds of copper, 32,000 ounces of gold and 398,000 ounces of silver, during the first five years of production.
    o The mine model indicates a 38 year mine life at a throughput of 25,000 tonnes per day.
    o At a long-term copper price of US$1.10/lb, the study indicates a Pre-Tax Internal Rate of Return (IRR) for the project of 22.6% and a Net Present Value (NPV) of US$224 Million at an 8% discount rate. The Investment Contract with the Government of Ecuador will determine the final tax regime for the project, so after-tax numbers are not being presented here.
    o The capital cost for the project was revised to total approximately US$195 Million (reflecting reduced pre-strip with the new mine plan).

With the results of the optimization study showing a robust project, Corriente intends to move forward with development of the 25,000 tonnes per day starter project at Mirador in the second half of 2006.

This optimization work demonstrated improved economics of the company's starter project which is planned as the platform for later expansions at Mirador and development of Corriente's Panantza-San Carlos and other copper projects in the Corriente Copper Belt district.

Tabulation of the revised project resources at Mirador using a cut-off of 0.40%Cu is set out in the table below. This work was carried out by Mine Development Associates (Reno, NV) under the direction of Steve Ristorcelli, P.Geo., C.P.G., an independent Qualified Person as defined by NI 43-101. The resource estimate is based on 142 drill holes totaling 36,284 metres of core.

                                        Revised Mirador Resources

-----------------------------------------------------------------------------------------------------------
                                        Cu Cut-off Grade of 0.40%
-----------------------------------------------------------------------------------------------------------
  Class        Tonnes          Cu         Cu (%)       Au (oz)     Au (g/t)      Ag (oz)       Ag (g/t)
              (000's)     lbs (000's)
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Measured       52,610        753,000      0.65          360,000     0.21         2,770,000       1.6
-----------------------------------------------------------------------------------------------------------
Indicated     385,060      5,134,000      0.60        2,380,000     0.19        18,760,000       1.5
-----------------------------------------------------------------------------------------------------------
Inferred      235,400      2,708,000      0.52        1,250,000     0.17         9,900,000       1.3
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                             Previous Resources from September 2004 Disclosure
-----------------------------------------------------------------------------------------------------------
Indicated     310,000                     0.65                      0.20
-----------------------------------------------------------------------------------------------------------
Inferred      315,000                     0.56                      0.17
-----------------------------------------------------------------------------------------------------------

Resource classifications conform to CIM standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not demonstrate economic viability. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling that can be reasonably assumed, but not verified.

Selection of financing options for the project is planned during the first half of 2006 and issuance of the Mining Permit is targeted for the second quarter following approval of the Environmental Impact Assessment ("EIA"), which was filed with the Ministry of Energy and Mines for Ecuador ("the Ministry") in December 2005.

Environmental Impact Assessment
-------------------------------

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the Ministry to help ensure that the report met all required government guidelines and regulations. The Mirador EIA is expected to be one of the most comprehensive documents on social and environmental issues ever submitted to the Mines Ministry in Ecuador. The submission followed an extensive consultation process with the local communities that was carried out in late November and early December 2005. Approval of the EIA is expected in the first half of 2006.

Personnel

Corriente continues to build its mine development and management team with the September 2005 appointment of Tom Milner as President of Corriente.

Mr. Milner will be responsible for the execution of the Mirador Development Plan utilizing his background experience as a mine developer and operator. Most recently, Mr. Milner was Chief Operating Officer for Taseko Mines Ltd., with responsibility for the successful 2004 restart of the open pit copper-molybdenum Gibraltar Mine located in south central B.C. The Gibraltar Mine mills 35,000 tonnes of ore per day with an overall mining rate of 115,000 tonnes per day. In addition to extensive operations experience at Gibraltar, Mr. Milner was President of Brinco

Coal Corporation, with responsibility for developing the Quinsam Coal Mine on Vancouver Island from the feasibility study stage through environmental approvals, permitting, construction and operations.

Mr. Ken Shannon will continue on as the company's Chairman and Chief Executive Officer while Mr. Ron Simkus will assist Mr. Milner in the overall development of the Mirador project.

Other

In June 2004, J. David Lowell exercised his option to obtain the company's interest in the Warintza resource concession in exchange for his 10% interest in Corriente's interests in the remaining concessions in the Corriente Copper Belt (including Mirador, Panantza and San Carlos). The Warintza resource includes four concessions totalling 20,000 hectares. As a result of this transaction, the company has complete ownership of its Corriente Copper Belt resource properties, comprised of concessions covering 50,000 hectares within the Corriente Copper Belt, subject only to a 2% Net Smelter Royalty obligation to BHP Billiton.

In March 2004, the company entered into an agreement with Hidrelgen, S.A., an associated company of Caminosca Caminos y Canales C. Limitada, to develop, construct, and operate a 30-megawatt run-of-river hydroelectric generation facility on the Sabanilla River (Sabanilla Power Project, or "SPP"), to supply power to Corriente's planned Mirador copper mine. Market conditions for bank financing of power projects did not allow the company to meet the deadline for financing of the Sabanilla project, with the result that the agreement lapsed in 2005. Accordingly, deferred power project costs of $2,739,111 associated with the Sabanilla project have been written off by the company at December 31, 2005. In March 2006, the company announced that it has entered into a letter of intent with Hidroabanico S.A. to supply the power needs of the Mirador project.

In December 2005, the company and BHP Billiton agreed to terminate the Global Strategic Alliance Agreement. No commitments remain for either party.

The company's executive office is located in Vancouver, Canada while its Ecuador operations are run from its subsidiary office located in Quito, Ecuador. With the exception of short-term operational requirements for the subsidiaries, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its core staff, the company engages consultants as necessary, to provide geological, mine development and pre-construction consulting, design and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

Financial Results of Operations

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

--------------------------------------------------

Financial Data for Last Three Fiscal Years
----------------------------------------------------------------------------------------
Fiscal year ended                                Dec 31-05     Dec 31-04     Dec 31-03
----------------------------------------------------------------------------------------
Total revenues (000's)                                 $ 0           $ 0           $ 0
----------------------------------------------------------------------------------------
Loss before extraordinary items (000's)            $ 3,344         $ 714         $ 682
----------------------------------------------------------------------------------------
Net loss (000's)                                   $ 3,344         $ 714         $ 682
----------------------------------------------------------------------------------------
Basic and diluted loss per share                    $ 0.07        $ 0.02        $ 0.02
----------------------------------------------------------------------------------------
Cash and cash equivalents (000's)                 $ 32,441      $ 12,603      $ 18,688
----------------------------------------------------------------------------------------
Total assets (000's)                              $ 67,100      $ 40,502      $ 35,948
----------------------------------------------------------------------------------------
Total long-term financial liabilities (000's)          $ 0           $ 0           $ 0
----------------------------------------------------------------------------------------
Total shareholders' equity (000's)                $ 66,124      $ 39,755      $ 35,527
----------------------------------------------------------------------------------------
Cash dividends declared per share                   $ 0.00        $ 0.00        $ 0.00
----------------------------------------------------------------------------------------

The company's operations during the year ended December 31, 2005 produced a net loss of $3,344,139 or $0.07 per share compared to a net loss of $714,062 or $0.02 per share for 2004 and $682,092 or $0.02 per share for 2003. As the company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The increase in net loss from 2004 was primarily due to the write-down of the company's deferred power project, and offset somewhat by the receipt and sales of marketable securities received on assets previously written off.

Deferred mineral property development expenditures made on the company's target projects within the Corriente Copper Belt totalled $8,845,049 for 2005 versus $8,627,262 during 2004 and $1,511,358 for 2003, reflecting the company's significant activities in furthering development of the Mirador starter mine. These activities included costs incurred towards completion of the Mirador feasibility and optimization study reports, as well as the continuing development of the Mirador project infrastructure. Drilling of 52 holes for 2005 (2004 - 44 holes, 2003 - 7) has been done in order to achieve 2 goals. The first goal was to drill holes around the low-grade margin of the proposed open pit to test the geotechnical characteristics of the pit margins using oriented drill core. This drilling has provided a good data base of new structural information which will be used as part of an effort to redesign pit shells with steeper slopes. This means more mineable material in the pit and less waste tonnes, which ultimately leads to a lower mining cost. The second goal of this drill program was to provide in-fill assays so that resources that had been classified as inferred in the starter project block model could be upgraded to indicated status and be included in the economic analysis of the project. As in recent years, all exploration drilling in 2005 was contained to the company's Corriente Copper Belt resource properties.

Deferred power project expenditures made by the company pursuant to its JV contributions for development of the Sabanilla Power Project totalled $1,034,449 in 2005 (2004 - $1,704,602 and 2003 - $Nil). At the end of 2005, the company wrote the costs of Sabanilla down to $Nil.

Administration expenses increased for 2005 to $2,639,979 from $1,778,010 in 2004 and $1,727,649 in 2003. The increase in 2005 is primarily due to an increase in stock-based compensation to $1,224,274 (2004 - $709,424, 2003 - $762,558),
management fees, wages and benefits to $586,911 (2004 - $436,972, 2003 - $395,637), investor relations and promotion to $255,780 (2004 - $189,486, 2003 -
$209,791), legal and accounting to $149,214 (2004 - $82,459, 2003 - $91,625), travel to $91,378 (2004 - $74,053, 2003 - $58,321), insurance to $67,640 (2003 -
$53,178, 2002 - $43,889) and regulatory fees to $56,071 (2003 - $26,735, 2002 -
$45,758). The higher administrative costs reflected the granting of options to employees and directors, the addition of seasoned mining resource development management, the pursuit of financing, higher legal and accounting costs due to the company's recent application to be listed on the American Stock Exchange, increased corporate travel, higher insurance costs, and increased sustaining fees based on the company's higher market capitalization.

Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $48,599 (2004 - $124,194, 2003 - $263,088), $60,500 (2004 - $Nil, 2003 - $127,067) and $Nil (2004 - $66,667, 2003
- $36,000), respectively, for the year ended December 31, 2005 in respect of administrative and technical services provided by companies affiliated with employed officers. At December 31, 2005, $15,000 (2004 - $1,538, 2003 - $Nil)
was due to companies affiliated with employed officers.

Stock-compensation expenses were $1,224,274 for 2005 versus $709,424 for 2004 and $762,558 for 2003, reflecting the fair value of stock options granted during 2005 as calculated using the Black-Scholes Option Pricing Model.

In 2003, the company sold its shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. These assets were written off in previous years. The following summarizes the amounts due to the company from the purchaser according to the original agreement:

    o   US $25,000 on the Closing Date (received in 2002);
    o US $25,000 cash and 100,000 shares of the purchaser one year from the date of the Agreement (received in 2003);
    o 100,000 shares of the purchaser two years from the date of the agreement (received in 2004);
    o 100,000 shares of the purchaser three years from the date of the agreement (received in 2005);
    o   US $100,000 four years from the date of the agreement;
    o   US $1,000,000 five years from the date of the agreement;
    o US $1,000,000 upon the Taca-Taca property achieving commercial production.

On March 22, 2005 the company and the purchaser executed an amending agreement whereby the payments due in years four and five of the agreement were changed to one final tranche of 100,000 shares of the purchaser on the amending date. US $1,000,000 remains due from the purchaser upon the Taca-Taca property achieving commercial production. As collectibility of this amount remains uncertain, this amount will be recorded when received. The company realized a total gain of $1,882,000 based on the market value of the 200,000 shares of the purchaser received in 2005. These shares were subject to a hold period which expired in July 2005. During the hold period, the purchaser underwent a reorganization in April 2005, at which time the company received an equivalent 200,000 shares of each of the four post-reorganization companies. With the exception of 200,000 shares in one of the post-reorganization companies which remains non-public and without market value, all of the shares were sold by the company before the end of 2005.

The Polymet plant site in Bolivia (which was previously written off in 1998) was sold during 2003. The company has received full consideration, totalling $570,841 (including $88,320 received in 2005) from the purchaser.

Due to the company's lower average cash balance on hand during 2005, interest income decreased to $209,422 from $382,237 and $136,738 for 2004 and 2003, respectively.

-----------------------------

Financial Data for Last
Eight Quarters
---------------------------------------------------------------------------------------------------------------
Three months ended            Dec-05     Sep-05    Jun-05     Mar-05    Dec-04    Sep-04    Jun-04    Mar-04
---------------------------------------------------------------------------------------------------------------
Total revenues (000's)      $      0   $      0  $      0  $       0   $     0   $     0   $     0   $     0
---------------------------------------------------------------------------------------------------------------
(Earnings) loss before      $  3,272   $  1,404  $    378  $  (1,710)  $  (429)  $   425   $   343   $   369
extraordinary items (000's)
---------------------------------------------------------------------------------------------------------------
Net (earnings) loss (000's) $  3,272   $  1,404  $    378  $  (1,710)  $  (429)  $   425   $   343   $   369
---------------------------------------------------------------------------------------------------------------
(Earnings) loss per share   $   0.07   $   0.03  $   0.01  $   (0.04)  $  (0.0)  $  0.01   $  0.01   $  0.01
---------------------------------------------------------------------------------------------------------------

As the company has not had any revenue-producing resource properties, no mining revenues have been recorded to date. The significant net income generated in the Mar-05 and Dec-04 quarters was due to the proceeds received in 2005 and 2004 from the sale of the company's Argentinian and Bolivian assets, which had been written off in prior years. Excluding such proceeds, the company's net losses for the last 8 quarters generally reflect the impact and timing of the recording of stock-compensation expenses attributable to the Black Scholes Option Pricing Model calculation of the fair value of stock options granted within the period, offset by interest income earned from cash on hand.

Related Party Transactions

During 2005, the company's new President was paid $60,500 (including $15,000 accrued at December 31, 2005) for managerial services provided to the company through his consulting company, until he became an employee of the company at the beginning of 2006. These fees were included in mineral property costs. Also, a consulting firm owned by the company's Chief Financial Officer was paid a total of $48,600 for managerial services until he became an employee at the beginning of July 2005. This amount is included in management fees, wages and benefits.

Fourth Quarter

During the fourth quarter of 2005, the company's cash balance increased by $26,211,530, due mostly to the public offering completed in December 2005, which raised net proceeds of $27,853,364. The company also received $63,400 in proceeds from the exercise of stock options in the fourth quarter. Uses of cash in the fourth quarter included $1,907,761 for mineral property costs.

Additionally, the company recorded a loss of $3,271,838 which was due primarily to the $2,739,111 year-end write-down of costs previously capitalized for the company's Sabanilla power project. Management fees, wages and benefits during the fourth quarter were $251,524, including $160,000 in year-end bonuses. Related to the December 2005 financing, investor relations expenditures of $71,669 and travel costs of $48,999 were incurred in the fourth quarter. The company also incurred legal and accounting costs of $106,730, which were primarily related to associated expenses and fees for the 2006 listing of the company's common shares on the American Stock Exchange. Interest income of $45,239 contributed positively to the company's cash flow.

Critical Accounting Policies

The details of the company's significant accounting policies are presented in note 2 of the company's audited consolidated financial statements which can be found at www.sedar.com. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company's financial statements and the uncertainties that could have a bearing on its financial results:

Resource Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration expenditures, including interest on any required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company's mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value and the property is written down to the estimated fair value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned, become impaired or the claims allowed to lapse.

Stock-based Compensation

Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised will have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until near their expiry date because historical experience supports this assumption. However, the exercise of options may occur at times different than those estimated, or options may expire unexercised. For options which vest over future periods, management makes an estimate of the percentage of options which are expected to be forfeited prior to vesting based on historical experience, which may not be an accurate indicator of future results. No adjustment is made for actual experience, except for options which vest at specific dates over time, where management updates its estimate of the number of unexercised options which are expected to vest in the future. Such fair value is estimated using the Black-Scholes Option Pricing Model, the assumptions of which can be found in Note 6 c) of the company's consolidated financial statements for the year ended December 31, 2005.

Liquidity and Capital Resources

Working capital as at December 31, 2005 was $31,652,192, compared to $12,563,393 at December 31, 2004 and $18,866,608 at December 31, 2003. The increase for 2005 is primarily due to the completion of a brokered private placement on December 29, 2005 that raised net proceeds of $27,853,364. The main uses of cash during 2005 were expenditures associated with the development of the planned Mirador mine of $8,845,449 (2004 - $8,627,262 and 2003 - $1,511,358) and the Sabanilla
Power Project of $1,034,449 (2004 - $1,704,662 and 2003 - $Nil). Proceeds from the sale of the company's marketable securities received on assets previously written off also contributed positively to the company's working capital.

As at December 31, 2005, the company had 53,751,393 (fully diluted - 56,606,393) common shares issued and outstanding versus 45,421,393 (fully diluted - 49,055,141) and 41,606,295 (fully diluted - 48,540,141) for 2004 and 2003, respectively. There was one brokered public offering in 2005 of 7,605,000 common shares that raised $30,039,750 before issue costs of $2,186,386. Other share issuances reflect the exercise of 475,000 stock options that raised $435,250 and an exercise of 250,000 share purchase warrants that raised $200,000. In 2004, there were no private placements, but 3,500,098 share purchase warrants and 315,000 stock options were exercised, raising $3,928,512 and $304,350, respectively. In 2003, the company raised a total of $18,803,133 through the issue of new shares and the exercise of vested options and warrants, as follows:
In February 2003, the company completed a non-brokered private placement of 1,000,000 units, which raised gross proceeds of $1,000,000 equity capital ($993,750 net of issue costs); in October 2003, the company closed a further non-brokered private placement of 2,000,000 common shares for proceeds of $3.9 million; in November 2003, the company completed a brokered private placement of 4,750,000 units at a price of $2.50 per unit for gross proceeds of $11.875 million before issue costs of $809,381; and during 2003, the company received cash proceeds of $2,380,513 and $463,250 pursuant to the exercises of share purchase warrants and stock options, respectively.

Historically, the company's capital requirements have been met by equity subscriptions. While the company's current working capital is considered sufficient to meet the company's administrative overhead for the next several years, substantial capital is required to complete the company's mine. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term but recognizes the risks attached thereto. The company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partner and supplier financing where appropriate.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company's management believes are most important in the context of the company's business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

Foreign Country and Political Risk

The resource properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety. While Management believes that the current political climate in Ecuador is stable, there can be no certainty that this will continue going forward. To alleviate such risk, the company funds its Ecuador operations on an as-needed basis and is pursuing local partners. The company does not presently maintain political risk insurance for its foreign exploration projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. At present, only the company's Mirador project property has proven or probable reserves while any planned exploration programs for the company's other properties are an exploratory search for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals. The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralised deposit, no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

Financing Risks

The company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing resource properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Resources and Production Risks

The Mineral Resource estimates included herein are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated Mineral Resources described herein should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Base Metals Prices

The principal activity of the company is the exploration and development of copper-gold resource properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources than the company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente's policy is to abide by the regulations and requirements of Ecuador, Canada and the World Bank.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Dependence On Key Personnel

The company's development to date has largely depended and in the future will continue to depend on the efforts of key management. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.

Outlook

Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt in Ecuador. This includes three copper and copper-gold porphyry deposits, called Mirador, Panantza and San Carlos. Measured and indicated copper resources at a 0.40% cutoff at Mirador is 438 million tonnes at 0.61%Cu and 0.19g/t Au, while inferred resources at Panantza, San Carlos and Mirador (excluding Mirador Norte) at a 0.40% cutoff are 395 million tonnes at 0.67% Cu and 0.08 g/t Au, 657 million tonnes at 0.61% Cu, and 235 million tonnes at 0.52% Cu and 0.17 g/t Au, respectively.

The company fully intends to continue with the development and pre-construction work necessary to build and commission an initial 25,000 tonnes/day mine on its Mirador property. This starter mine is expected to serve as the base for the phased development of the entire Corriente Copper Belt in southern Ecuador, with financing for this project coming from a combination of equity, bank and joint-venture partner and supplier financing sources.

The Environmental Impact Assessment has been submitted to the government of Ecuador and approval of this application is the next major step in moving Mirador forward. This approval is targeted for the second quarter 2006. The beginning of the third quarter is planned for completion of a feasibility study which will provide an assessment of the economic value created by expanding the production of Mirador from 25,000 tpd to 50,000 tpd in the sixth year after start-up. Following completion of the expansion feasibility study, a construction decision wil be made for Mirador.

A total of 15 to 20 thousand metres of drilling is also planned for 2006 with a particular goal of identifying high grade copper targets which would make a significant contribution to early mine development in the Corriente Copper Belt.

                                                                      DOCUMENT 8

                            CORRIENTE RESOURCES INC.
                                 (the "Company")

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the offices of Bull, Housser & Tupper LLP, Evergreen/Fir Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, on Thursday, May 25, 2006 at 10:00 a.m., for the following purposes:

         (a) to receive the financial statements of the Company for the fiscal year ended December 31, 2005, together with the report of the auditors thereon;

         (b) to appoint auditors and to authorize the directors to fix their remuneration;

         (c)   to determine the number of directors at six;

         (d)   to elect directors;

         (e) to consider and, if deemed appropriate, approve amendments to the Company's stock option plan; and

         (f) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

         Registered shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

         DATED at Vancouver, British Columbia, as of April 6, 2006.

                                                     BY ORDER OF THE BOARD



                                                     "Darryl F. Jones"
                                                     -----------------

                                                     Darryl F. Jones,
                                                     Chief Financial Officer and
                                                     Corporate Secretary






 =============================================================================
|  If you are a non-registered shareholder of the Company and receive these   |
|  materials through your broker or through another intermediary, please      |
|  complete and return the materials in accordance with the instructions      |
|  provided to you by your broker or other intermediary. Failure to do so     |
|  may result in your shares not being eligible to be voted by proxy at the   |
|  meeting.                                                                   |
 =============================================================================

                                                                      DOCUMENT 9

                           [CORRIENTE RESOURCES INC.
                            Logo Graphic Omitted]




                           CORRIENTE RESOURCES INC.



            ______________________________________________________

                       Notice of Annual General Meeting

                           and Information Circular

            _____________________________________________________


                     Date & Time: Thursday, May 25, 2006
                                  at 10:00 A.M.

                           Place: Offices of Bull, Housser & Tupper LLP
                                  Evergreen/Fir Boardroom
                                  Suite 3000 - 1055 West Georgia Street
                                  Vancouver, British Columbia

                            CORRIENTE RESOURCES INC.
                                 (the "Company")

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the offices of Bull, Housser & Tupper LLP, Evergreen/Fir Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, on Thursday, May 25, 2006 at 10:00 a.m., for the following purposes:

         (a) to receive the financial statements of the Company for the fiscal year ended December 31, 2005, together with the report of the auditors thereon;

         (b) to appoint auditors and to authorize the directors to fix their remuneration;

         (c)   to determine the number of directors at six;

         (d)   to elect directors;

         (e) to consider and, if deemed appropriate, approve amendments to the Company's stock option plan; and

         (f) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

         Registered shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

         DATED at Vancouver, British Columbia, as of April 6, 2006.

                                                     BY ORDER OF THE BOARD



                                                     "Darryl F. Jones"
                                                     -----------------

                                                     Darryl F. Jones,
                                                     Chief Financial Officer and
                                                     Corporate Secretary



 =============================================================================
|  If you are a non-registered shareholder of the Company and receive these   |
|  materials through your broker or through another intermediary, please      |
|  complete and return the materials in accordance with the instructions      |
|  provided to you by your broker or other intermediary. Failure to do so     |
|  may result in your shares not being eligible to be voted by proxy at the   |
|  meeting.                                                                   |
 =============================================================================

                            [CORRIENTE RESOURCES INC.
                            Logo Graphic Omitted]

                            _________________________

                         MANAGEMENT INFORMATION CIRCULAR

                (as at April 6, 2006, unless indicated otherwise)
                            _________________________


                             SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Corriente Resources Inc. (the "Company") for use at the Annual General Meeting of Shareholders of the Company to be held on Thursday, May 25, 2006 (the "Meeting") and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. (For further information relating to non-registered owners, see the discussion below under "INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES".)


          INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES

The shares owned by many shareholders of the Company are not registered on the records of the Company in the beneficial shareholders' own name. Rather, such shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as "Intermediaries"). Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "non-registered owners") should note that ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. A NON-REGISTERED OWNER CANNOT BE RECOGNIZED AT THE MEETING FOR THE PURPOSE OF VOTING HIS SHARES UNLESS SUCH HOLDER IS APPOINTED BY THE APPLICABLE INTERMEDIARY AS A PROXYHOLDER.

Non-registered beneficial owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as non-objecting beneficial owners ("NOBOs"). Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as objecting beneficial owners ("OBOs").

In accordance with applicable securities regulatory policy (National Instrument 54-101 of the Canadian Securities Administrators), the Company has elected to seek voting instructions directly from NOBOs. The Intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials are accompanied by a voting instructions form (a "VIF"). This form is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the shares which they beneficially own. If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE "REQUEST FOR VOTING INSTRUCTIONS" (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.


                  APPOINTMENT, REVOCATION AND VOTING OF PROXIES

Appointment of Proxyholders

The individuals named as appointed proxyholders in the accompanying form of proxy are the Chief Executive Officer and the Chief Financial Officer of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY.

Deposit of Proxies

A proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (fax: 1.866.249.7775 or 416.263.9524), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

Revocation of Proxies

A registered shareholder who has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and returning it to Computershare Trust Company of Canada in the manner and so as to arrive as described above; or (b) by depositing an instrument in writing executed by the shareholder or by his/her attorney authorized in writing: (i) at the registered office of the Company, Suite 520 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, at any time up to and including the last business day preceding the day of the Meeting or any reconvened meeting at which the proxy is to be used, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any reconvened meeting; or (c) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the shareholder appointing them. If the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH SPECIFICATION, SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MATTERS TO BE ACTED UPON AS SET OUT HEREIN. THE ACCOMPANYING FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSON APPOINTED PROXYHOLDER THEREUNDER WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE FORM OF PROXY AND NOTICE OF MEETING AND WITH RESPECT TO ANY OTHER MATTERS WHICH MAY PROPERLY BE BROUGHT BEFORE THE MEETING. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING, IT IS THE INTENTION OF THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT ON SUCH MATTER OR BUSINESS. AT THE TIME OF PRINTING OF THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at April 6, 2006, the Company has issued and outstanding 54,441,393 fully paid and non-assessable common shares, each share carrying the right to one vote. THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.
      -----------------------------------------------------

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting has been fixed at April 6, 2006. Any Shareholder of record at the close of business on April 6, 2006 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies as at April 6, 2006 who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

                     MATTERS TO BE CONSIDERED AT THE MEETING

Appointment of Auditors

The management of the Company will recommend to shareholders at the Meeting to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia, as auditors of the Company, to hold office until the next annual general meeting of shareholders, and authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of the Company since 1994.

Election of Directors

The Board of Directors presently consists of six directors and it is intended to determine the number of directors at six and to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the appointed proxyholders named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the "Act").

The following table sets out the names of the nominees for election as directors, the province or state and the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

--------------------------------------------------------------------------------------------------------------------------------
Name, Position, Province/State                    Principal Occupation or Employment(1)              Period as a
and Country of Residence(1)(2)                                                                       Director of      No. of
                                                                                                     the Company     Shares(1)
--------------------------------------------------------------------------------------------------------------------------------
RICHARD P. CLARK((3))((4))((5))         President and Chief Executive Officer, Red Back Mining     July 30, 1996            500
Director, Resident of BC, Canada        Inc.                                                       to date

LEONARD HARRIS((3))((4))((5))           Consultant to the mining industry                          July 7, 1995             Nil
Director, Resident of CO, USA                                                                      to date

ANTHONY F. HOLLER(4)((5))               Chairman of the Board of Directors of Medsurge Medical     September 10,      1,143,800
Director, Resident of BC, Canada        Products Corp.                                             2003 to date

G. ROSS MCDONALD                        Chartered Accountant in public practice with Smythe        January 7,            10,000
Director, Resident of BC, Canada        Ratcliffe Chartered Accountants, Vancouver, BC             2004 to date

KENNETH R. SHANNON                      Chief Executive Officer and Chairman of the Company        January 8,         1,190,062
Director, Chief Executive Officer &                                                                1992 to date
Chairman, Resident of BC, Canada

DAVID G. UNRUH(3)(5)                    Retired; previously, non-executive Vice-Chair of both      January 4,            10,000
Director, Resident of BC, Canada        Westcoast Energy Inc. and Union Gas Limited, April 2003    2006 to date
                                        to June 2005; Senior Vice-President and General Counsel,
                                        Duke Energy Gas Transmission Corporation, March 2002 to
                                        April 2003; Senior Vice-President, Law and Corporate
                                        Secretary, Westcoast Energy Inc., 1993 to March 2002
--------------------------------------------------------------------------------------------------------------------------------

NOTES:
------

(1) The information as to province/state and country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The description of the principal occupation or employment for David Unruh is for the past five years.
(2) No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.
(3)   Members of the Audit Committee.
(4)   Members of the Compensation Committee.
(5)   Members of the Corporate Governance and Nominating Committee.

None of the proposed nominees for director of the Company:

(a) is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity:

      (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days;

      (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or

      (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Amendment to Stock Option Plan

The Company has in place an incentive stock option plan dated November 1996, as amended (the "Option Plan") for directors, officers, employees and consultants to the Company and its subsidiaries. Under the Option Plan, the Company is presently authorized to issue an aggregate of 6,524,830 common shares on exercise of options. As at December 31, 2005, taking into account outstanding options to purchase a total of 2,855,000 shares (representing 5.2% of the Company's current outstanding share capital) and prior exercises of options to purchase a total of 3,546,000 shares since the Option Plan's November 1996 inception, the Company had 123,830 shares (representing 0.2% of the Company's current outstanding share capital) available for the grant of options.

Since December 31, 2005, the Company has granted options to purchase 25,000 shares to a new director who joined the Board in January 2006. Additionally, in February 2006, options to purchase a total of 400,000 shares were granted to senior management, as follows:

                                                      Number of      Exercise     Expiry
                     Name and Title                     Shares         Price      Date
------------------------------------------------------------------------------------------------
Kenneth R. Shannon, CEO and Chairman                  110,000(1)       $5.25      Feb. 3, 2011
Thomas E. Milner, President                           110,000(1)       $5.25      Feb. 3, 2011
Daniel A. Carriere, Senior Vice-President             110,000(1)       $5.25      Feb. 3, 2011
Darryl F. Jones, CFO and Corporate Secretary           70,000(1)       $5.25      Feb. 3, 2011
------------------------------------------------------------------------------------------------

(1) These options vest on the basis of 1/20th of the total each month following the date of grant, subject to provisions for the acceleration of vesting if certain milestones are met.

The above-referenced grant to senior management of options to purchase a total of 400,000 shares exceeds the option room available under the Option Plan and, accordingly, will not be effective unless and until shareholders approve an increase in the number of shares available for the grant of options, as discussed below.

The Company is in a new stage of its development, as it moves from its historical role as an exploration company toward its intended new role as the developer and operator of a copper-gold mine at Mirador. As a result, it needs, and will continue to need, the flexibility to grant more options as a means to attract people with the skills and talent it will require in the future to complement its existing management group. For that reason, the Board has approved an amendment to the Option Plan, subject to approval by shareholders in accordance with the policies of the Toronto Stock Exchange, to increase the number of shares that may be reserved for issue under the Option Plan from 6,524,830 to a rolling maximum of 10% of the number of common shares outstanding immediately prior to the grant of the applicable option.

The Toronto Stock Exchange permits listed issuers to adopt a "rolling" stock option plan, which fixes a maximum number of shares issuable under the plan in terms of a percentage of the issuer's outstanding shares. Under a rolling plan, any increase in the number of outstanding shares of the Company will result in an increase in the number of shares that are available to be issued under the plan in future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan. Under the rules of the Toronto Stock Exchange, a rolling plan must be re-approved by shareholders every three years following the institution of the plan.

Options to purchase a total of 690,000 shares have been exercised since December 31, 2005. If the proposed amendment to the Option Plan were made, then, as at April 6, 2006 (being the date of this Information Circular), based on 54,441,393 shares outstanding, the aggregate number of shares issuable under the Option Plan would be 5,444,139 shares, which, taking into account outstanding options to purchase a total of 2,590,000 shares (representing 4.8% of the Company's current outstanding share capital), including the options to purchase a total of 400,000 shares issued to senior management in February 2006, would leave the Company with 2,854,139 shares available for the grant of options in the future.

The exercise price for an option issued under the Option Plan is determined by the directors, but may not be less than the "market price", which is defined in the Option Plan as the simple average of the simple averages of the daily high and low board lot trading prices of the Company's common shares on the Toronto Stock Exchange for each of the five trading days preceding the day on which the option is granted. In order to make the minimum price at which shares may be issued on exercise of options consistent with what the Board regards as standard practice, the Board has approved an amendment to the Option Plan to change the definition of "market price" in the Option Plan to the closing price of the Company's common shares on the Toronto Stock Exchange on the trading day immediately preceding the grant of the option.

The policies of the Exchange require the amendment of the Option Plan to be approved by a majority of the votes cast on the resolution at the Meeting, other than votes attaching to shares beneficially owned by insiders to whom shares may be issued pursuant to the Option Plan and associates of such insiders. To the knowledge of the Company, as at the date of this Information Circular, a total of 8,090,741 shares held by insiders and their associates will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained.

At the Meeting, the shareholders of the Company (with insiders and their associates abstaining from the vote) will be asked to pass an ordinary resolution in the following terms:

"RESOLVED that:

a. Section 3.1 of the Option Plan be amended to delete the phrase `The maximum number of Shares available for the grant of Options under the Plan and all other Share Compensation Arrangements then in existence will be 6,524,830 in the aggregate' and replace it with the following: `The maximum aggregate number of Shares available for the grant of Options under the Plan and all other Share Compensation Arrangements will be that number which is equal to 10% of the total number of Shares actually outstanding immediately prior to the grant of any particular Option. If Options are surrendered, terminated or expire without being exercised, in whole or in part, the number of Shares not purchased under such lapsed Options shall be added to the number of Shares available for issuance under the Plan. If Options are exercised, in whole or in part, the number of Shares purchased under such exercised Options shall be added to the number of Shares available for issuance under the Share Option Plan.'; and

b. Section 1.1(i) of the Option Plan be amended to delete the current definition of "Market Price" and replace it with the following: `"Market Price" means the closing market price of the Shares on the Toronto Stock Exchange, if the Shares are then listed for trading thereon (and, if not so listed, on the principal stock exchange on which the Shares are then listed), on the trading day immediately prior to the grant of the Option."

                 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance is the process and structure used to direct and manage the business and affairs of an issuer with the objective of enhancing value for its owners. National Instrument 58-101 of the Canada Securities Administrators - Disclosure of Corporate Governance Practices ("NI 58-101") requires the Company to disclose in this Information Circular its system of corporate governance.

Board of Directors

The Board of Directors of the Company consists of six directors, five of whom are independent directors as defined in NI 58-101, meaning that, in each case, he has no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfere with the exercise of his independent judgment, and is not otherwise deemed not to be independent. Applying the criteria in NI 58-101, each of Richard Clark, Leonard Harris, Anthony Holler, Ross McDonald and David Unruh is an independent director. Ken Shannon is considered not to be independent, on the basis that he is an executive officer of the Company.

The independent directors hold regularly scheduled meetings without the non-independent directors and other members of management in attendance and are able to hold such meetings whenever they wish.

The Chairman of the Board, Ken Shannon, is not an independent director. The independent members of the Board believe that their majority on the Board, their sophistication and their knowledge of the Company's business are sufficient to facilitate the functioning of the Board independently of management and to provide for open and candid discussion among the independent directors.

The attendance record of the directors at meetings of the Board during 2005 was as follows:


        ---------------------------------------------------------------------------------------------------
       |                          |                            Type of Meeting                             |
       |--------------------------| -----------------------------------------------------------------------|
       |                          |   Board of Directors    |   Audit Committee    |  Corporate Governance |
       |                          |                         |                      |       Committee       |
       |--------------------------|- -----------------------| ---------------------|- ---------------------|
       | Richard P. Clark         |         3 of 6          |       4 of 4         |         2 of 2        |
       | -------------------------| ----------------------- |----------------------| ----------------------|
       | Leonard Harris           |         6 of 6          |       4 of 4         |         2 of 2        |
       |--------------------------| ----------------------- |----------------------| ----------------------|
       | Anthony F. Holler        |         6 of 6          |         N/A          |         2 of 2        |
       |--------------------------| ----------------------- |----------------------| ----------------------|
       | G. Ross McDonald         |         6 of 6          |       4 of 4         |         1 of 2        |
       |--------------------------| ----------------------- |----------------------| ----------------------|
       | Kenneth R. Shannon       |         6 of 6          |         N/A          |          N/A          |
        ---------------------------------------------------------------------------------------------------

Mr. Unruh joined the Board in January 2006. The attendance record of the directors at meetings of the Board to date in 2006 is as follows:

 ------------------------------------------------------------------------------------------------------------------
|                          |                                 Type of Meeting                                       |
|--------------------------|---------------------------------------------------------------------------------------|
|                          | Board of Directors  |   Audit Committee  |   Compensation  |    Corporate Governance  |
|                          |                     |                    |     Committee   |         Committee        |
|--------------------------|---------------------|--------------------|-----------------|--------------------------|
|    Richard P. Clark      |       1 of 3        |        1 of 1      |      1 of 1     |           1 of 1         |
|--------------------------|---------------------|--------------------|-----------------|--------------------------|
|    Leonard Harris        |       2 of 3        |        1 of 1      |      1 of 1     |           1 of 1         |
|--------------------------|---------------------|--------------------|-----------------|--------------------------|
|    Anthony F. Holler     |       3 of 3        |         N/A        |      1 of 1     |           1 of 1         |
|--------------------------|---------------------|--------------------|-----------------|--------------------------|
|    G. Ross McDonald      |       3 of 3        |        1 of 1      |        N/A      |           1 of 1         |
|--------------------------|---------------------|--------------------|-----------------|--------------------------|
|    Kenneth R. Shannon    |       3 of 3        |         N/A        |        N/A      |            N/A           |
|--------------------------|---------------------|--------------------|-----------------|--------------------------|
|    David G. Unruh        |       3 of 3        |        1 of 1      |        N/A      |           1 of 1         |
 ------------------------------------------------------------------------------------------------------------------

Other Directorships

The following directors of the Company are directors of other issuers that are reporting issuers or the equivalent in Canada or elsewhere:

    o Richard P. Clark is a director of Red Back Mining Inc., Atacama Minerals Corp. and Sanu Resources Ltd.
    o Leonard Harris is a director of Alamos Gold Inc., Canarc Resource Corp., Cardero Resource Corp., Endeavour Silver Corp., IMA Exploration Inc., Morgain Minerals Inc., Solitario Resources Corporation and Sulliden Exploration Inc.
    o Anthony F. Holler is a director of Medsurge Medical Products Corp. and Response Biomedical Corp.
    o G. Ross McDonald is a director of Fjordland Exploration Inc. and Frontier Pacific Mining Corporation.
    o David G. Unruh is a director of Westcoast Energy Inc., Union Gas Limited, Catalyst Paper Corporation, Pacific Northern Gas Ltd. and Ontario Power Generation Inc.

Mandates

The Board has adopted a written mandate in which it explicitly acknowledges responsibility for its stewardship of the Company. The text of the Board's written mandate is attached to this Information Circular as Appendix A.

Position Descriptions

The Board has not adopted written position descriptions for the Chairman of the Board and the Chairman of each Board committee, on the basis that the role of the Chairman is well understood by all of the directors. The Board has also not adopted a written position description for the Chief Executive Officer, Mr. Shannon, on the basis that his role and responsibilities are well understood by him and by the other directors.

Orientation and Continuing Education

The Board does not have a formal orientation and education program for new directors. Upon joining the Board in January 2006, David Unruh was provided with an orientation program regarding the role of the Board, its committees and its directors, and the nature and operation of the Company's current and past business. The Board encourages directors to participate in continuing education opportunities in order to ensure that the directors may maintain or enhance their skills and abilities as directors, and maintain a current and thorough understanding of the Company's business.

Ethical Business Conduct and Social Responsibility

The Board has adopted a Corporate Creed and a written code of business conduct ("Code of Conduct"), which is applicable equally to all directors, officers, employees, consultants and suppliers of the Company and its subsidiaries. A copy of the Code of Conduct, including the Corporate Creed, is available on the Company's website at www.corriente.com, on SEDAR at www.sedar.com or on request as indicated under "Additional Information" elsewhere in this Information Circular.

The Company regards maintaining a culture of ethical business conduct and social responsibility as critically important. Management consistently strives to instil the Company's Corporate Creed principles into the practices and actions of the Company's management and staff. The Board monitors compliance with the Code of Conduct by requiring management, supervisors and business unit leaders to assume responsibility for the conduct of those who report to them. This means ensuring that the code is clearly communicated, leading by example, establishing and maintaining controls designed to prevent or detect breaches, appropriately investigating situations which may indicate a breach and dealing appropriately with known breaches. All known or suspected breaches of the Code of Conduct are required to be reported to a supervisor, general manager, the Chief Executive Officer, or the Chief Financial Officer. All known or suspected instances of fraud are required to be reported to the Audit Committee, who report all complaints and allegations to the Board of Directors for investigation.

The Code of Conduct calls on all directors, officers and employees of the Company and its subsidiaries to strive to avoid situations that create, have the potential to create, or create the appearance of, a conflict of interest. A director or officer who has a material interest in any transaction or agreement that comes before the Board for decision is required to disclose his or her interest to the Board members and to abstain from any vote taken on the matter.

The Company's social responsibility objectives are embodied in the Company's Corporate Creed and Health, Safety, Environment and Community Policy.

Nomination of Directors

The Corporate Governance and Nominating Committee is composed of four Board members: Richard P. Clark, Leonard Harris, Anthony F. Holler and David G. Unruh, all of whom are independent directors. The Corporate Governance and Nominating Committee is responsible for identifying new candidates for the Board as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board.

Compensation

The Compensation Committee is composed of three Board members: Richard P. Clark, Leonard Harris and Anthony F. Holler, all of whom are independent directors. The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of senior management of the Company, evaluating performance in light of those goals and making recommendations to the Board with respect to executive compensation levels based on that evaluation, reviewing and making recommendations to the Board with respect to the adequacy and form of the compensation of the directors, and reviewing executive compensation disclosure before it is publicly issued.

Audit Committee

The Audit Committee is composed of three Board members: Leonard Harris, Anthony Holler and David Unruh, all of whom are independent directors. The disclosure required by Form 52-110F1 relating to the Audit Committee is included in the Company's Annual Information Form dated March 24, 2006 for its fiscal year ended December 31, 2005, which is available on SEDAR at www.sedar.com.

Other Board Committees

The Board has no standing committees other than the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Assessments

The mandate of the Corporate Governance and Nominating Committee includes overseeing the effective functioning of the Board, which includes a periodic review of the effectiveness of the Board as a whole and of the composition of the Board. To date, given the small size of the Board and the frequency with which its meetings are held, the Board has not found it necessary to institute any formal process in order to satisfy itself that the Board, its committees and its individual directors are performing effectively.


                             EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 2005, the Chief Executive Officer and the Chief Financial Officer of the Company and the three other executive officers of the Company whose total individual annualised salary and bonus exceeded $150,000 during the financial year ended December 31, 2005 (the "Named Executive Officers").


                                          Summary Compensation Table

 -------------------------------------------------------------------------------------------------------------------------
|                                |         |           Annual Compensation       |      Long Term       |                 |
|                                |         |                                     |  Compensation Awards |                 |
|--------------------------------|---------|------------------------------------------------------------------------------
|  Name and Principal Position   |   Year  |    Salary |   Bonus  | Other Annual |   Securities Under   |    All Other    |
|                                |         |     ($)   |    ($)   | Compensation |    Options Granted   |   Compensation  |
|                                |         |           |          |     ($)      |       (Number)       |       ($)       |
|--------------------------------|---------|-----------|----------|--------------|----------------------|-----------------|
|Kenneth R. Shannon              |   2005  |   240,000 |  120,000 |     Nil      |        100,000       |       Nil       |
|Chief Executive Officer &       |         |           |          |              |                      |                 |
|Chairman                        |   2004  |   240,000 |    Nil   |     Nil      |          Nil         |       Nil       |
|                                |         |           |          |              |                      |                 |
|                                |   2003  |     Nil   |    Nil   |     Nil      |        665,000       |    254,200(1)   |
|                                |         |           |          |              |                      |                 |
|--------------------------------|---------|-----------|----------|--------------|----------------------|-----------------|
|Darryl F. Jones(2)              |   2005  |    75,000 |   35,000 |     Nil      |        50,000        |      48,600     |
|Chief Financial Officer &       |         |           |          |              |                      |                 |
|Corporate Secretary             |   2004  |     Nil   |    Nil   |     Nil      |        100,000       |    57,530(3)    |
|--------------------------------|---------|-----------|----------|--------------|----------------------|-----------------|
|Daniel A. Carriere              |   2005  |   200,000 |   80,000 |     Nil      |        100,000       |       Nil       |
|Senior Vice-President           |         |           |          |              |                      |                 |
|                                |   2004  |   200,000 |    Nil   |     Nil      |          Nil         |       Nil       |
|                                |         |           |          |              |                      |                 |
|                                |   2003  |     Nil   |    Nil   |     Nil      |        540,000       |    172,000(4)   |
|--------------------------------|---------|-----------|----------|--------------|----------------------|-----------------|
|Ronald S. Simkus(5)             |   2005  |   208,000 |    Nil   |     Nil      |        100,000       |       Nil       |
|Senior Vice-President, Mining   |         |           |          |              |                      |                 |
|                                |   2004  |   166,000 |    Nil   |     Nil      |        100,000       |       Nil       |
|--------------------------------|---------|-----------|----------|--------------|----------------------|-----------------|
|Thomas E. Milner(6)             |   2005  |     Nil   |    Nil   |     Nil      |        300,000       |    60,500(7)    |
|President                       |         |           |          |              |                      |                 |
--------------------------------------------------------------------------------------------------------------------------

NOTES:
-----

(1) These amounts were paid to Inca Management Inc., a company of which Mr. Shannon is a principal, pursuant to a management agreement.
(2)  Mr. Jones joined the Company in January 2004.
(3) These amounts were paid to DFJ Consulting Ltd., a company of which Mr. Jones is a principal, pursuant to a management agreement.
(4) These amounts were paid to Carriere Financial Services Inc., a company of which Mr. Carriere is a principal, pursuant to a management agreement.
(5)  Mr. Simkus joined the Company in February 2004.
(6)  Mr. Milner joined the Company in September 2005.
(7) These amounts were paid to Tom Milner Enterprises, a company of which Mr. Milner is a principal, pursuant to a management agreement.


Stock Options

No stock options were granted to, or exercised by, the Named Executives during the financial year ended December 31, 2005, except as follows:

                            Option Grants During the Most Recently Completed Financial Year

--------------------------------------------------------------------------------------------------------------------
                                                                                 Market Value
                                               % of Total                       of Securities
                             Securities         Options                          Underlying
                           Under Options      Granted  to       Exercise or     Options on the
                             Granted          Employees in      Base Price      Date of Grant
  Name                       (Number)        Financial Year     ($/Security)    ($/Security)      Expiration Date
--------------------------------------------------------------------------------------------------------------------
Kenneth R. Shannon            100,000            10.6 %             $2.27           $2.27         July 25, 2008
Darryl F. Jones               50,000              5.3%              $2.27           $2.27         July 25, 2008
Daniel A. Carriere            100,000            10.6 %             $2.27           $2.27         July 25, 2008
Ronald S. Simkus              100,000            10.6 %             $2.27           $2.27         July 25, 2008
Thomas E. Milner              300,000            31.9 %             $2.99           $2.99         Sept. 6, 2008


The following table sets forth details of the financial year-end values of unexercised options held by the Named Executives.


                 Aggregated Option Exercises During the Most Recently Completed Financial Year
                                     and Financial Year-End Option Values

-----------------------------------------------------------------------------------------------------------------
                                                                                             Aggregate Value
                                                                                              of Unexercised
                            Securities                              Unexercised Options      in-the-Money Options
                            Acquired on        Aggregate Value          at FY-End               at FY-End
                             Exercise             Realized               (Number)                  ($)
    Name                     (Number)                ($)            (All exercisable)      (All exercisable)(1)
-----------------------------------------------------------------------------------------------------------------
Kenneth R. Shannon            250,000             $503,500              765,000(2)              $3,182,400
Darryl F. Jones                 Nil                  Nil                150,000(3)               $624,000
Daniel A. Carriere            150,000             $250,500              640,000(4)              $2,662,400
Ronald S. Simkus                Nil                  Nil                200,000(5)               $832,000
Thomas E. Milner                Nil                  Nil                300,000(6)              $1,248,000
-----------------------------------------------------------------------------------------------------------------

(1) Based on the closing price of $4.16 for the shares of the Company on The Toronto Stock Exchange on December 30, 2005, the last trading day of the financial year.
(2) Stock option to purchase 300,000 shares at $0.90 per share granted on May 28, 2003 for a term of three years, stock option to purchase 240,000 shares at $0.89 per share granted on July 28, 2003 for a term of three years, stock option to purchase 125,000 shares at $1.28 per share granted on September 10, 2003 for a term of three years and stock option to purchase 100,000 shares at $2.27 per share granted on July 25, 2005 for a term of three years.
(3) Stock option to purchase 25,000 shares at $1.14 per share granted on March 5, 2003 for a term of three years, stock option to purchase 75,000 shares at $3.32 per share granted on February 9, 2004 for a term of three years, stock option to purchase 50,000 shares at $2.27 per share granted on July 25, 2005 for a term of three years.
(4) Stock option to purchase 300,000 shares at $0.90 per share granted on May 28, 2003 for a term of three years, stock option to purchase 240,000 shares at $0.89 per share granted on July 28, 2003 for a term of three years, and stock option to purchase 100,000 shares at $2.27 per share granted on July 25, 2005 for a term of three years.
(5) Stock option to purchase 100,000 shares at $3.32 per share granted on February 9, 2004 for a term of three years and stock option to purchase 100,000 shares at $2.27 per share granted on July 25, 2005 for a term of three years.
(6) Stock option to purchase 300,000 shares at $2.99 per share granted on September 6, 2005 for a term of three years.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for any of the Named Executive Officers.

Employment Contracts and Termination Provisions

Mr. Shannon is employed by the Company as its Chief Executive Officer under a three-year contract (subject to extension) effective January 1, 2004, which provides for severance payments in certain circumstances. If Mr. Shannon's employment is terminated by virtue of his death or permanent disability, or at his instance for Good Reason (as defined in the agreement), he is entitled to be paid an amount equivalent to 12 months' salary, target bonus and benefits. If his employment is terminated by the Company without cause, or at his instance for Good Reason within 12 months following a Change of Control (as defined in the agreement), he is entitled to be paid an amount equivalent to the greater of (a) 24 months' salary, target bonus and benefits, and (b) the salary, bonus and benefits payable to the end of the term of the agreement. For 2005, Mr. Shannon was paid an annual salary of $240,000, which was subsequently increased to $265,000 by the Board effective January 1, 2006. This change was made by the Board on the recommendation of the Compensation Committee, which had engaged Mercer Human Resource Consulting to undertake a review of the compensation of the Company's senior management (see "Report on Executive Compensation" below).

Mr. Milner was contracted by the Company during 2005 through his personal holding company to perform the duties of President under an independent contractor agreement terminating December 31, 2005, at a rate of $1,000 per day. His holding company was paid a total of $60,500 for services from September to December 2005. Effective January 1, 2006, Mr. Milner is employed by the Company as its President under a five-year contract, which provides for an annual salary of $255,000, target bonus, benefits and severance payments in certain circumstances. If Mr. Milner's employment is terminated by virtue of his permanent disability (subject to certain conditions) or at his instance for Good Reason (including a Change in Control, all as defined in the agreement), he is entitled to be paid an amount equivalent to 24 months' salary.

Mr. Carriere is employed by the Company as its Senior Vice-President under a three-year contract (subject to extension) effective May 1, 2004, which provides for severance payments in certain circumstances. If Mr. Carriere's employment is terminated by virtue of his death or permanent disability, or at his instance for Good Reason (as defined in the agreement), he is entitled to be paid an amount equivalent to 12 months' salary, target bonus and benefits. If his employment is terminated by the Company without cause, or at his instance for Good Reason within 3 months following a Change of Control (as defined in the agreement), he is entitled to be paid an amount equivalent to the greater of (a) 24 months' salary, target bonus and benefits, and (b) the salary, bonus and benefits payable to the end of the term of the agreement. For 2005, Mr. Carriere was paid an annual salary of $200,000, which was subsequently increased to $225,000 by the Board effective January 1, 2006. This change was made by the Board on the recommendation of the Compensation Committee, which had engaged Mercer Human Resource Consulting to undertake a review of the compensation of the Company's senior management (see "Report on Executive Compensation" below).

Mr. Simkus is employed by the Company as its Senior Vice-President, Mining under an annually-renewable one-year contract effective February 1, 2004, which provides for severance payments in certain circumstances. If Mr. Simkus' employment is terminated by virtue of the Company's election to do so without Cause (as defined in the agreement), he is entitled to be paid an amount equivalent to two months' salary. For 2005, Mr. Simkus was paid a total salary of $208,000, at a rate of $1,000 per day. Effective February 1, 2006, Mr. Simkus' annual salary was increased to $240,000, with the remainder of his employment compensation and other terms to be finalized in negotiations currently underway between the parties.

Mr. Jones was employed by the Company as its Chief Financial Officer and Corporate Secretary during 2005, as follows: (a) from January 1 to June 30, 2005, Mr. Jones was contracted by the Company through his personal holding company to perform his duties under an independent contractor agreement, and was paid a total of $48,600, based on a rate of $575 per day; and (b) effective July 1, 2005, Mr. Jones was employed by the Company under a three-year verbal contract, which provides an annual salary of $150,000 and for severance payments in certain circumstances. If Mr. Jones' employment is terminated by virtue of his death or permanent disability, or at his instance for Good Reason (as defined in the agreement), he is entitled to be paid an amount equivalent to six months' salary, target bonus and benefits. If his employment is terminated by the Company without cause, or at his instance for Good Reason within three months following a Change of Control (as defined in the agreement), he is entitled to be paid an amount equivalent to the greater of
(a) 12 months' salary, target bonus and benefits, and (b) the salary, bonus and benefits payable to the end of the term of the agreement. Effective January 1, 2006, Mr. Jones' salary was increased to $175,000 by the Board. This change was made by the Board on the recommendation of the Compensation Committee, which had engaged Mercer Human Resource Consulting to undertake a review of the compensation of the Company's senior management (see "Report on Executive Compensation" below).

Stock Option Plan

The Company has in place an incentive stock option plan dated November 1996, as amended (the "Option Plan") for directors, officers, employees, and consultants to the Company and its subsidiaries. The Option Plan provides that the directors of the Company may resolve to grant options to purchase common shares on terms that the directors may determine, within the limitations of the Option Plan. The maximum aggregate number of common shares available for the grant of options under the Option Plan and all other share compensation arrangements of the Company is set at 6,524,830, which is approximately 12% of the Company's current outstanding share capital.

As at December 31, 2005, taking into account outstanding options to purchase a total of 2,855,000 shares and prior exercises of options to purchase a total of 3,546,000 shares since the Option Plan's inception in 1996, the Company had 123,830 shares available for the grant of options.

Since December 31, 2005, the Company has granted options to purchase 25,000 shares to a new director who joined the Board in January 2006, and options to purchase a total of 400,000 shares to senior management. The grant to senior management of options to purchase a total of 400,000 shares exceeds the option room now available under the Option Plan and, accordingly, is subject to shareholder approval in accordance with the policies of the Toronto Stock Exchange.

As described above under "Matters to be Considered at the Meeting - Amendment to Stock Option Plan", it is proposed that the Company amend the Option Plan to increase the number of shares that may be reserved for issue under it from 6,524,830 to a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option.

The exercise price for an option issued under the Option Plan is determined by the directors, but may not be less than the "market price", which is defined in the Option Plan as the simple average of the simple averages of the daily high and low board lot trading prices of the Company's common shares on the Toronto Stock Exchange for each of the five trading days preceding the day on which the option is granted. As described above under "Matters to be Considered at the Meeting - Amendment to Stock Option Plan", it is proposed that the Company amend the Option Plan to change the Option Plan's definition of "market price" to the closing price of the Company's common shares on the Toronto Stock Exchange on the trading day immediately preceding the grant of the option.

The Option Plan does not provide for any financial assistance to be provided to participants to facilitate the purchase of shares pursuant to options granted under the Option Plan, nor is it the policy of the Company to provide such assistance outside of the Option Plan.

The maximum number of common shares available for the grant of options under the Option Plan and all other share compensation arrangements of the Company to any one person is that number which is equal to 5% of the issued capital at the time of grant. Options granted under the Option Plan are not assignable or transferable.

No option may be granted for a term longer than 10 years. An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Option Plan by reason of death, retirement or otherwise. Although the Option Plan does not require vesting provisions, the Board may stipulate such provisions at the time it grants an option under the Option Plan. If a take-over bid is made for the common shares of the Company, the Company will so notify each optionee, and will amend the terms of any option outstanding under the Option Plan to provide that any otherwise applicable vesting restrictions are waived, so that the optionee may exercise his or her option and tender to the take-over bid the shares issued on exercise of the option.

Amendments to the Option Plan are subject to approval by the Toronto Stock Exchange and any amendment to the Option Plan which increases the maximum number of shares issuable under the Option Plan also requires shareholder approval.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance, as at the end of the Company's financial year ended December 31, 2005:

------------------------------------------------------------------------------------------------------------------------
Plan Category          Number of Securities to be           Weighted-Average              Number of Securities
                         Issued Upon Exercise of            Exercise Price of        Remaining Available for Future
                      Outstanding Options, Warrants        Outstanding Options,          Issuance Under Equity
                              and Rights                    Warrants and Rights      Compensation Plans (Excluding
                                 (a)                              (b)                Securities Reflected in Column
                                                                                                    (a))
                                                                                                    (c)
------------------------------------------------------------------------------------------------------------------------

Equity compensation              2,855,000                          $1.89                         123,830
plans approved by
shareholders

Equity compensation                 N/A                              N/A                            N/A
plans not approved
by shareholders
------------------------------------------------------------------------------------------------------------------------
Total                            2,855,000                          $1.89                         123,830
------------------------------------------------------------------------------------------------------------------------

Compensation of Non-Management Directors

The compensation payable to non-management directors comprises an annual retainer, board and committee meeting fees and stock options. During the fiscal year ended December 31, 2005, the Company paid directors' fees of $12,900 to Richard P. Clark, $13,200 to Leonard Harris, $12,800 to Anthony F. Holler and $13,100 to G. Ross McDonald (Mr. Unruh joined the Board in January 2006).

The following table sets forth stock options granted during the financial year ended December 31, 2005 and the period to April 6, 2006, to the non-management directors of the Company:

-------------------------------------------------------------------------------------------------------------------------
Name                      Date of Grant            Common          Exercise       Market Value       Expiration Date
                                                Shares Under         Price         of Common
                                                   Options                         Shares on
                                                   Granted                       Date of Grant
-------------------------------------------------------------------------------------------------------------------------
Richard P. Clark          June 1, 2005             25,000            $2.15           $2.15            June 1, 2008
Leonard Harris            June 1, 2005             25,000            $2.15           $2.15            June 1, 2008
Anthony F. Holler         June 1, 2005             25,000            $2.15           $2.15            June 1, 2008
G. Ross McDonald          June 1, 2005             25,000            $2.15           $2.15            June 1, 2008
David G. Unruh          January 23, 2006           25,000            $4.50           $4.15          January 23, 2011
-------------------------------------------------------------------------------------------------------------------------

Non-management directors of the Company did not exercise any stock options during the financial year ended December 31, 2005 or the subsequent period to April 6, 2006.

Management Contracts

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

Composition of the Compensation Committee

The Company`s compensation program is administered primarily by the Compensation Committee, which reports to the full Board with its recommendations. The Compensation Committee is composed of Richard P. Clark, Leonard Harris and Anthony F. Holler, all of whom are outside directors.

Report on Executive Compensation

The Company's executive compensation program is designed to attract and retain qualified and experienced executives, and to encourage and reward on the basis of individual and corporate performance those in the best position to enhance the Company's results and prospects, both in the short and the long term.

The compensation of the Company's senior management team, including its Chief Executive Officer, has historically consisted of salary and stock options. In January 2006, the Compensation Committee engaged Mercer Human Resource Consulting to undertake a review of the compensation of the Company's senior management. Following the completion of that review, the Board, acting on the recommendations of the Compensation Committee, made certain changes to the Company's executive compensation regime for 2006, which now comprises salary, bonus and stock option components.

The salary component of the Company's executive compensation program is intended to reflect current industry standards. The bonus component is based on performance milestones developed by the chairman of the Compensation Committee in consultation with the Chief Executive Officer and approved by the Board. The stock option component is intended to encourage and reward loyalty and outstanding performance, and to align the interests of the executive officers with the longer-term interests of shareholders by reinforcing an ownership perspective.

The Board has sole discretion to determine the key employees to whom option grants should be made and to determine the terms and conditions of any such options. Individual grants of options are based on the Board's assessment of the optionee's current and anticipated work performance, level of responsibility within the Company, and importance to the Company. In addition, the number and terms of outstanding options are taken into account when determining whether and how many new options should be granted.

  Presented by: Anthony F. Holler (Chairman), Richard P. Clark, Leonard Harris

Performance Graph

The following graph compares the percentage change in the Company's cumulative total shareholder return on its common shares over the past five fiscal years with the cumulative total return of the Standard & Poor's/Toronto Stock Exchange Composite Index, based on an investment of $100 and assuming, wherever relevant, the reinvestment of dividends.

                               Performance Graph

                               [GRAPHIC OMITTED]

             INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, management is not aware of any material interest, direct or indirect, of any informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, in any transaction or proposed transaction since January 1, 2005 which has materially affected or would materially affect the Company or any of its subsidiaries.


                                 OTHER BUSINESS

Management is not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their best judgement.


                             ADDITIONAL INFORMATION

The Company's common shares are listed and posted for trading on the Toronto Stock Exchange and on the Frankfurt, Munich and Berlin stock exchanges in Germany under the symbol CTQ and on the American Stock Exchange (as of April 5,
2006) under the symbol ETQ.

Additional information relating to the Company, including copies of the Company's financial statements for the fiscal year ended December 31, 2005 together with the report of the auditors thereon, management's discussion and analysis of the Company's financial condition and results of operations for 2005, the Company's current Annual Information Form, and this Information Circular are available on SEDAR at www.sedar.com or on request from the Chief Financial Officer and Corporate Secretary of the Company at Suite 520 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.


                              DIRECTORS' APPROVAL

The contents and the sending of this Information Circular have been approved by the directors of the Company.


DATED at Vancouver, British Columbia, as of April 6, 2006.


                                 BY ORDER OF THE BOARD OF DIRECTORS



                                 "Darryl F. Jones"
                                 -----------------

                                 Darryl F. Jones,
                                 Chief Financial Officer and Corporate Secretary

                                   APPENDIX A


                           BOARD OF DIRECTORS MANDATE


Purpose of the Board of Directors

Corriente's Board of Directors (the "Board") is ultimately responsible for the stewardship, the supervision and coaching of the management of the business and affairs of Corriente and to act in the best interests of Corriente. The Board will discharge its responsibilities directly and through its committees, currently consisting of an Audit Committee, Compensation Committee, and Corporate Governance Committee. The Board shall meet regularly to review the business operations and corporate governance and financial results of Corriente. Meetings of the Board shall include regular meetings with management to discuss specific aspects of the operations of Corriente.

1.       Composition of Board of Directors

         1.1.     The Board shall:

                  1.1.1. before each annual general meeting, receive from the Corporate Governance Committee the recommendation of candidates for the election of directors for the ensuing year and recommend nominees to the shareholders for election as directors for the ensuing year;

                  1.1.2. receive from the Corporate Governance Committee the recommendation of, and approve candidates to fill vacancies on the Board between annual general meetings;

                  1.1.3. appoint a Corporate Governance Committee, an Audit Committee and a Compensation Committee, and appoint the Chairman of each committee;

                  1.1.4. establish the mandate, duties and responsibilities of each committee of the Board;

                  1.1.5. elect a Chairman of the Board and, when desirable, a Vice-Chairman of the Board, and establish their duties and responsibilities;

                  1.1.6. appoint the Chief Executive Officer of the Company, who shall be a member of the Board, and establish the duties and responsibilities of the Chief Executive Officer; and

                  1.1.7. on the recommendation of the Chief Executive Officer, appoint the senior officers of the Company and approve the senior management structure of the Company.

         1.2. A principal responsibility of the Chairman of the Board will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time.

         1.3. The Board shall meet not less than six times during each year and will endeavour to hold a minimum of one meeting in each quarter. The Board will also meet at any other time at the call of the Chairman of the Board or subject to the Memorandum and Articles of the Company, the Chief Executive Officer, any director or the Corporate Secretary.

2.       Stewardship Responsibility

         2.1. Subject to the Memorandum and Articles of Corriente (the "Company") and applicable law, the Board has a stewardship responsibility to:

                  2.1.1. supervise the management of and to oversee the conduct of the business of the Company;

                  2.1.2.   provide leadership and direction to management;

                  2.1.3.   evaluate management;

                  2.1.4. set policies appropriate for the effective conduct of business of the Company;

                  2.1.5.   approve corporate strategies and goals; and

                  2.1.6.   nominate directors.

         2.2. The day to day management of the business and affairs of the Company is delegated by the Board to the Chief Executive Officer. The Board will give direction and guidance through the Chief Executive Officer to management and the Chief Executive Officer will keep management informed of the Board's evaluation of the senior officers in achieving and complying with established goals and policies.

3.       Specific Responsibilities

         3.1. The Board has the following specific duties and responsibilities:

                  3.1.1. approve, supervise and provide guidance on the strategic planning process. The Chief Executive Officer and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Company, which are to be reviewed and approved not less than annually by the Board. The Board will provide guidance to the Chief Executive Officer and senior management team on the Company's ongoing strategic plan. Based on the reports from the Chief Executive Officer, the Board will monitor the success of management in implementing the approved strategies and goals;

                  3.1.2. identify the principal risks of the Company's business and use reasonable steps to ensure the implementation of appropriate systems to manage and mitigate these risks;

                  3.1.3. use reasonable steps to ensure the Company has management of the highest calibre. This responsibility is carried out primarily through the appointment of the Chief Executive Officer as the Company's business leader. The Board will assess, on an ongoing basis, the Chief Executive Officer's performance against criteria and objectives established by the Board from time to time. The Board will also use reasonable steps to ensure that the Chief Executive Officer has in place adequate programs to train, develop and assess the performance of senior management;

                  3.1.4. keep in place adequate and effective succession plans for the Chief Executive Officer and senior management;

                  3.1.5.   place limits on management's authority;

                  3.1.6. oversee the integrity of the Company's internal control and management information systems;

                  3.1.7. oversee the Company's communications policy. The Board will monitor the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board. The Board will also monitor the policies and procedures that are in place to maintain a strong, cohesive and positive image of the Company with shareholders, the mining industry, governments and the public generally;

                  3.1.8. require that the Board be kept informed of the Company's activities and performance and take appropriate action to correct inadequate performance;

                  3.1.9. approve all significant capital plans and establish priorities for the allocation of funds to ongoing operations and capital projects;

                  3.1.10. approve all single expenditure items proposed by the Company exceeding $250,000 not provided for in any approved capital plan;

                  3.1.11. provide for the independent functioning of the Board. The Board will put in place appropriate procedures to enable the Board to function independently of management at such times as is desirable or necessary through:

                           3.1.11.1. the institution of mechanisms to allow
                                     directors who are independent of management an opportunity to discuss issues in the absence of management, including meeting at least annually in executive session without the presence of non-independent directors and management, and;

                           3.1.11.2. the engagement of outside advisors by
                                     directors at the Company's expense subject to the approval of the Corporate Governance Committee.

                  3.1.12. adopt a formal code of business ethics that governs the behavior of its directors, officers and employees. The Board must monitor compliance with the code of conduct and are responsible for granting any waivers.

Limitation
----------

The duties and responsibilities set out above do not extend, and are not to be interpreted as extending, the obligations and liabilities of the directors beyond those imposed by applicable law and in each case are subject to the Memorandum and Articles of the Company and applicable law.

This mandate supersedes and replaces all prior terms of reference pertaining to the Committee and was adopted by a resolution of the Board effective November 9, 2005.

                                                                     DOCUMENT 10

     Corriente Resources                                           Computershare
                                                9th Floor, 100 University Avenue
                                                        Toronto, Ontario M5J 2Y1
                                                           www.computershare.com


                                          Security

                                          Holder Account Number



                                                                              --

Form of Proxy - Annual General Meeting to be held on May 25, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

                                                                              --
    Proxies submitted must be received by 10:00 am, Pacific Time, on May 23,

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

[GRAPHIC OMITTED]                         [GRAPHIC OMITTED]
To Vote Using the Telephone               To Vote Using the Internet

o  Call the number listed BELOW           o  Go to the following web site:
   from a touch tone telephone.              www.computershare.com/proxy
   1-866-732-VOTE (8683) Toll Free



If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER               HOLDER ACCOUNT NUMBER                 ACCESS NUMBER

Appointment of Proxyholder

The undersigned "Registered            Print the name of the
Shareholder" of Corriente              person you are          ---------------
Resources Inc. (the "Company")         appointing if this     |               |
hereby appoints: Kenneth R.            person is someone      |               |
Shannon, Chief Executive        OR     other than the         |               |
Officer, or failing this               Management Nominees     ---------------
person, Darryl F. Jones, Chief         listed
Financial Officer,


as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Corriente Resources Inc. to be held at the offices of Bull, Housser & Tupper LLP, Evergreen/Fir Boardroom, 30th Floor,


VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

                                                                For   Against
1. Determine Number of Directors
To determine the number of Directors at six (6).                ---     ---
                                                               |   |   |   |
                                                                ---     ---
                                                                              --

2. Election of Directors

                For   Withhold                  For   Withhold

01. Kenneth R.  ---     ---       02. Richard   ---     ---
Shannon        |   |   |   |      P. Clark     |   |   |   |
                ---     ---                     ---     ---


                For   Withhold                  For   Withhold

 03. Leonard    ---     ---       0.4 Anthony   ---     ---
 Harris        |   |   |   |      Holler       |   |   |   |
                ---     ---                     ---     ---


                For   Withhold                  For   Withhold

05. G. Ross     ---     ---       06. David     ---     ---
McDonald       |   |   |   |      Unruh        |   |   |   |
                ---     ---                     ---     ---


3. Appointment of Auditors                                      For   Withhold
Appointment of PricewaterhouseCoopers LLP
as auditors for the Company.                                    ---     ---
                                                               |   |   |   |
                                                                ---     ---


4. Fix Auditors' Remuneration                                   For   Against
To authorize the Directors to fix the
auditors' remuneration.                                         ---     ---
                                                               |   |   |   |
                                                                ---     ---

                                                                              --
5. Amendments to Stock Option Plan                              For   Against
To approve amendments to the Company's
Stock Option Plan.                                              ---     ---
                                                               |   |   |   |
                                                                ---     ---


Authorized Signature(s) - This section
must be completed for your instructions
to be executed.

I/We authorize you to act in accordance    -------------------------
with my/our instructions set out above.   |                         |   MM/DD/YY
I/We hereby revoke any proxy previously   |                         |
given with respect to the Meeting. If no  |                         |     /  /
voting instructions are indicated above,   -------------------------    --------
this Proxy will be voted as recommended
by Management.

                                                                     DOCUMENT 11

                            CORRIENTE RESOURCES INC.
                                (the "Company")

                Request for Annual Financial Statements and MD&A
                  And/Or Interim Financial Statements and MD&A

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and non-registered (beneficial) shareholders of the Company may request to receive the annual financial statements and the related management's discussion and analysis ("MD&A") of the Company for fiscal 2005 and the interim financial statements and the related MD&A of the Company for the first, second and third quarters of fiscal 2006. If you wish to receive such material, please complete and return this form by mail or fax to:

                            Corriente Resources Inc.
                       Suite 520 - 800 West Pender Street
                      Vancouver, British Columbia V6C 2V6
                               Fax: 604.687.0827

Any response you make on this form will be in effect for 2006 only, in accordance with securities regulations.

If you do not make the request below, you will not be sent the Company's Annual Financial Statements and related MD&A for fiscal 2005 or the Company's Interim Financial Statements and related MD&A for fiscal 2006. These documents may be found on SEDAR at www.sedar.com.

I certify that I am a registered/non-registered owner of common shares of the Company and request that I be placed on the Company's Mailing List in order to receive [check one or both to effect the request]:

       _______ the Company's Annual Financial Statements and related MD&A for fiscal 2005

       _______ the Company's Interim Financial Statements and related MD&A for fiscal 2006

Name of Shareholder (please print): ___________________________________________

Address: ______________________________________________________________________

Signature:        _____________________________________________________________

Date:             _____________________________________________________________

Name and title of person signing (if different from name above):  _____________

-------------------------------------------------------------------------------

                                                                     DOCUMENT 12

                                         Disclosure statements as required
                                         by National Instrument 43-101 are
                                         available at our website
                                         www.corriente.com


[CORRIENTE RESOURCES INC. GRAPHIC OMITTED]



                                 "NEWS RELEASE"

For Immediate Release                                            May 4, 2006
---------------------
TSX: CTQ, AMEX: ETQ



      ENVIRONMENTAL IMPACT ASSESSMENT APPROVED FOR MIRADOR COPPER PROJECT

Corriente announces that the Mirador copper project Environmental Impact Assessment (EIA) has met all the legal requirements of the Ecuadorian Ministry of Energy and Mining and approval has been granted on the EIA.

The Sub-Secretary of the Ministry, Mr. Carlos Muirriagi had the following comment, "Ecuador is extremely pleased about the EIA approval and our commitment is to help mining companies like Corriente that are making it possible in the near future for Ecuador to become a metal mining country".

Corriente CEO, Ken Shannon said "Approval of an EIA is a major milestone during the development of any deposit and thanks to the effort of our hard working team in Ecuador, we are now in a position to move Mirador forward to achieve our goal of becoming a mid-tier copper producer possessing a unique development pipeline of projects that will allow for growth over the next decade".

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos, as well as the newly discovered Mirador Norte prospect. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

 For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com.


              520 - 800 West Pender Street, Vancouver, B.C. V6C 2V6
          T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   CORRIENTE RESOURCES INC.
                                             ----------------------------------
                                                        (Registrant)

Date:    May 5, 2006                         By: /s/ Darryl F. Jones
         -----------------                       ------------------------------
                                                 Name:  Darryl F. Jones
                                                 Title: Chief Financial Officer